CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2018

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Notice of No Auditor Review of
Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2018	2017

ASSETS

Non-current assets
Restricted Cash	7	$ 793	$ 757
Mineral property, plant and equipment	4	139,606	133,711
Total non-current assets		140,399	134,468

Current assets
Investments	5	34,978	–
Amounts receivable a from related party	9	7	–
Amounts receivable and prepaid expenses	6	798	994
Cash and cash equivalents	7	14,798	67,158
Total current assets		50,581	68,152

Total Assets		$ 190,980	$ 202,620

EQUITY

Capital and reserves
Share capital	8	$ 516,367	$ 513,304
Reserves		102,162	95,168
Deficit		(452,469)	(470,971)
Total Equity		166,060	137,501

LIABILITIES

Non-current liabilities
Non-refundable early option price installment	3	–	47,149
Trade and other payables	10	6,928	6,650
Total non-current liabilities		6,928	53,799

Current liabilities
Payables to related parties	9	835	1,052
Trade and other payables	10	17,157	10,268
Total current liabilities		17,992	11,320

Total Liabilities		24,920	65,119

Total Equity and Liabilities		$ 190,980	$ 202,620

Commitments (note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Comprehensive (Income) Loss

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2018	2017	2018	2017

Expenses
Exploration and evaluation expenses	4, 12	$ 16,727	$ 3,929	$ 24,448	$ 5,709
General and administrative expenses	12	1,992	2,757	4,273	5,305
Legal, accounting and audit		1	22,227	648	23,532
Share-based compensation	8(d)	873	558	1,709	1,065
Loss from operating activities		19,593	29,471	31,078	35,611
Foreign exchange gain		(154)	867	(419)	220
Interest income		(267)	(155)	(374)	(237)
Other income		–	–	(21)	–
Gain on sale of royalty		(37)		(37)	–
Receipt of royalty income		(617)		(617)	–
Recognition of non-refundable early option price installment	3	(48,097)	–	(48,097)	–
(Income) loss before tax		(29,579)	30,183	(18,487)	35,594
Deferred Income tax (recovery) expense		–	–	–	–
Net (income) loss		$ (29,579)	$ 30,183	$ (18,487)	$ 35,594

Other comprehensive (income) loss
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	4, 8(g)	(3,000)	3,002	(5,999)	4,347
Other comprehensive (income) loss		$ (3,000)	$ 3,002	$ (5,999)	$ 4,347

Total comprehensive (income) loss		$ (32,579)	$ 33,185	$ (24,486)	$ 39,941

(Income) loss per share
Basic	11	$ (0.09)	$ 0.10	$ (0.09)	$ 0.12
Diluted	11	$ (0.09)	$ 0.10	$ (0.09)	$ 0.12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2018	2017

Operating activities
Net income (loss)		$ 18,487	$ (35,594)
Non-cash or non operating items
Depreciation		116	85
Gain on sale of royalty		(37)	–
Interest income		(374)	(237)
Non refundable early options price installment		(48,097)
Non-current legal fees payable		(20)	13,716
Share-based compensation		1,709	1,065
Unrealized exchange loss (gain)		28	562
Changes in working capital items
Restricted cash		–	(778)
Amounts receivable and prepaid expenses		225	227
Amounts receivable from a related party		(7)	(6)
Trade and other payables		6,612	7,837
Payables to related parties		(84)	240

Net cash used in operating activities		(21,442)	(12,883)

Investing activities
Acquisition of plant and equipment		(20)	–
Purchase of held-to-maturity investments		–	(14,873)
Purchase of investments		(33,253)	–
Sale of royalty		37	–
Interest received on cash and cash equivalents		124	123
Net cash used in investing activities		(33,112)	(14,750)

Financing activities
Net proceeds from bought deal financing	8(b)	–	45,887
Proceeds from the exercise of share purchase options and warrants	8(c)-(d)	2,231	8,905
Net cash from financing activities		2,231	54,792

Net (decrease) increase in cash and cash equivalents		(52,323)	27,159
Effect of exchange rate fluctuations on cash and cash equivalents		(37)	(323)
Cash and cash equivalents - beginning balance		67,158	7,196

Cash and cash equivalents - ending balance	7	$ 14,798	$ 34,032

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
					Foreign
				Equity settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 8(a))	Amount	reserve	(note 8(g))	reserve	(note 8(c))	Deficit	Total equity

Balance at January 1, 2017		270,869,561	$ 452,132	$ 58,926	$ 36,233	$ (2)	$ 7,664	$ (406,106)	$ 148,847
Common shares issued on exercise of options per option plan	8(d)	1,224,200	1,730	–	–	–	–	–	1,730
Common shares issued on exercise of options not under option plan	8(c)	100,000	40	–	–	–	–	–	40
Common shares issued upon exercise of warrants	8(c)	11,453,972	7,135	–	–	–	–	–	7,135
Fair value allocated to shares issued on options exercised per plan		–	777	(777)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan		–	39	–	–	–	(39)	–	–
Fair value and costs allocated to share capital on exercise of warrants		–	2,050	–	–	–	(2,050)	–	–
Common shares issued pursuant to bought deal financing, net of transaction costs	8(b)	20,240,000	45,887	–	–	–	–	–	45,887
Share-based compensation		–	–	1,065	–	–	–	–	1,065
Net loss		–	–	–	–	–	–	(35,594)	(35,594)
Other comprehensive loss net of tax		–	–	–	(4,347)	–	–	–	(4,347)
Total comprehensive loss									(39,941)

Balance at June 30, 2017		303,887,733	$ 509,790	$ 59,214	$ 31,886	$ (2)	$ 5,575	$ (441,700)	$ 164,763

Balance at January 1, 2018		308,237,856	$ 513,304	$ 62,404	$ 27,934	$ (2)	$ 4,832	$ (470,971)	$ 137,501
Common shares issued on exercise of options per option plan	8(d)	44,000	29	–	–	–	–	–	29
Common shares issued upon exercise of warrants	8(c)	3,862,729	2,202	–	–	–	–	–	2,202
Fair value allocated to shares issued on options exercised per plan		–	17	(17)	–	–	–	–	–
Fair value and costs allocated to share capital on exercise of warrants		–	815	–	–	–	(815)	–	–
Prior impairment loss reclassified to revaluation reserve		–	–	–	–	(15)	–	15	–
Share-based compensation		–	–	1,842	–	–	–	–	1,842
Net income		–	–	–	–	–	–	18,487	18,487
Other comprehensive income net of tax		–	–	–	5,999	–	–	–	5,999
Total comprehensive income									24,486

Balance at June 30, 2018		312,144,585	$ 516,367	$ 64,229	$ 33,933	$ (17)	$ 4,017	$ (452,469)	$ 166,060

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and six months ended June 30, 2018, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the period ended June 30, 2018, the company raised $2,231 from the exercise of share purchase options and warrants.

As at June 30, 2018, the Group has $14,798 in cash and cash equivalents and $34,978 in low risk short-term investments, which mature and become available to the Group at different dates within the next four months, for its operating requirements. During the six months ended June 30, 2018 and 2017, the Group earned net income of $18,487 and incurred a net loss of $35,594, respectively and had a deficit $452,469 as at June 30, 2018. In the current period, income relating to the non-refundable early option price installment was recognized on the termination of the framework agreement (note 3). The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership, has filed documentation for a Clean Water Act 404 permit with the US Army Corps of Engineers ("USACE") and thereby initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act. The USACE is currently in the process of drafting an Environmental Impact Statement for the project.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2017, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements except for those discussed below in (c) and (d) below.

These Financial Statements were authorized for issue by the Audit and Risk Committee on August 8, 2018.

(b)	Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s consolidated financial statements for the year ended December 31, 2017.

(c)	Changes in Significant Accounting Policy

IFRS 9, Financial Instruments ("IFS 9")

The Group has adopted IFRS 9 effective January 1, 2018. There have been no changes to the carrying value of the Group’s assets or liabilities as a result of the new accounting standard. The Group has taken an exemption not to restate comparative for prior periods with respect to the classification and measurement requirements of IFRS 9. Accordingly, comparative information for 2017 is presented under IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39").

Classification and measurement of financial assets

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available-for-sale.

The adoption of IFRS 9 has not had a significant effect on the Group’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income ("FVTOCI") (debt / equity investment); or Fair Value through Profit or Loss ("FVTPL"). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

A debt investment is measured at FVTOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses (see below). Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Debt investments at FVTOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVTOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

The following table explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets as at January 1, 2018:

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Financial assets	Note	Original classification under IAS 39	New classification under IFRS 9
Marketable securities	1	Available-for-sale	FVTOCI–equity instrument
Restricted cash		Loans and receivables	Amortised cost
Amounts receivable		Loans and receivables	Amortised cost
Cash and cash equivalents		Loans and receivables	Amortised cost

Notes

1.	The Group has marketable securities, which although nominal in value, have been designated as at FVTOCI. The change in fair value on these equity instruments continues to be accumulated in the investment revaluation reserve within equity.

(d)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group also adopted the following standard and annual improvements that became effective January 1, 2018:

●	IFRS 15, Revenue from Contracts with Customers

●	Annual Improvements to IFRS standards 2014-2016 Cycle

The standard and annual improvements had no material effect on the Financial Statements.

(e)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2019

●	IFRS 16, Leases ("IFRS 16")

IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the term of the lease is twelve months or less or the underlying asset has a low value. Lessor accounting however remains unchanged from IAS 17 and the distinction between operating and finance leases is retained. IFRS 16 now prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

The Group will adopt IFRS 16 at the effective date and anticipates that the adoption will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months.

3.	NON-REFUNDABLE EARLY OPTION PRICE INSTALLMENT.

In December 2017, the Group and First Quantum Minerals Ltd. ("First Quantum") (the "parties") entered into a framework agreement which contemplated that an affiliate of First Quantum would execute an option agreement to earn a 50% interest in the Pebble Partnership. The Group also received a non-refundable early option payment of US$37,500 ($48,751) ("non-refundable early option price installment") in December 2017 which was to be applied solely for the purpose of progressing with permitting of the Pebble Project.

In May 2018, the framework agreement was terminated, as the parties were unable to reach an agreement on the option and partnership transaction as contemplated therein. The Group as a result has recorded the non-refundable early option price installment as income in the statement of comprehensive income.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning and ending balance	$ 112,541	$ 1,354	$ 113,895
Additions	–	20	20
Ending balances	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation 2	–	(116)	(116)
Ending balance	–	(850)	(850)

Foreign currency translation difference	26,318	223	26,541

Net carrying value – Ending balance	$ 138,859	$ 747	$ 139,606

Year ended December 31, 2017	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$ 112,541	$ 881	$ 113,422
Additions	–	(473)	(473)
Ending balance	112,541	1,354	113,895

Accumulated depreciation
Beginning balance	–	(558)	(558)
Depreciation2	–	(176)	(176)
Ending balance	–	(734)	(734)

Foreign currency translation difference	20,361	189	20,550

Net carrying value – Ending balance	$ 132,902	$ 809	$ 133,711

Notes

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	INVESTMENTS

	June 30	December 31
	2018	2017
Guaranteed Investment Certificates	$ 25,796	$ –
Corporate bonds	9,182	–
Total	$ 34,978	$ –

The investments, which are denominated in US dollars, have been measured at amortized cost as they are held under a business model where the objective is to collect contractual cash flows and where the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The corporate bonds have low credit risk and a maturity of less than three months.

6.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES
	June 30	December 31
	2018	2017
Sales tax receivable	$ 90	$ 96
Amounts receivable	470	487
Prepaid expenses	238	411
Total	$ 798	$ 994

7.	CASH AND CASH EQUIVALENTS

(a)	Cash and Cash Equivalents

	June 30	December 31
	2018	2017
Business and savings accounts	$ 14,798	$ 62,830
Guaranteed Investment Certificates	–	4,328
Total	$ 14,798	$ 67,158

(b)	Restricted Cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

8.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2018, the authorized share capital comprised an unlimited (2017 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Financing

In January 2017, the Group completed a bought deal offering of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,444 ($49,067). After transactions costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options which were not issued pursuant to the Group’s incentive plan (note 8(d)), each exercisable to acquire one common share of the Company, for the six months ended June 30, 2018 and 2017 respectively:

		2018
Exercise price ($)	Expiry date	Beginning Balance	Issued	Exercised	Expired	Ending Balance

Options issued pursuant to the acquisition of Cannon Point [1]
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	48,050	–	–	–	48,050
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	82,250	–	–	–	82,250
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	56,400	–	–	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		327,700	–	–	–	327,700

Warrants issued pursuant to the acquisition of Mission Gold [1]
0.55	July 9, 2020	7,125,646	–	(3,078,915)	–	4,046,731
Total		7,125,646	–	(3,078,915)	–	4,046,731

Warrants issued pursuant to financings [2]
0.65	June 10, 2021	27,858,213	–	(783,814)	–	27,074,399
Total	27,858,213		–	(783,814)	–	27,074,399

Grand Total	35,311,559		–	(3,862,729)	–	31,448,830

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		2017
Exercise price ($)	Expiry date	Beginning Balance	Issued	Exercised	Expired	Ending Balance

Options issued pursuant to the acquisition of Cannon Point [1]
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	91,650	–	–	–	91,650
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	138,650	–	(100,000)	–	38,650
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	56,400	–	–	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		446,500	–	(100,000)	–	346,500

Warrants issued pursuant to the acquisition of Mission Gold [1]
0.55	July 9, 2020	11,288,698	–	(3,426,520)	–	7,862,178
3.00	September 14, 2017	2,871,676	–	(8,952)	–	2,862,724
Total	14,160,374		–	(3,435,472)	–	10,724,902

Warrants issued pursuant to financings [2]
0.65	June 10, 2021	39,396,410	–	(8,018,500)	–	31,377,910
Total	39,396,410		–	(8,018,500)	–	31,377,910

Grand Total	54,003,284		–	(11,553,972)	–	42,449,312

Notes to previous tables:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	The Group issued warrants pursuant to the June 2016 prospectus and July 2016 private placement financings.

At June 30, 2018, warrants and non-employee options had a weighted average exercise price of $0.63 (December 31, 2017 – $0.63) and weighted average remaining life of 2.83 years (December 31, 2017 – 3.26 years).

Page	| 13

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the six months ended June 30, 2018 and 2017:

	2018		2017
Continuity of options	Number of options	Weighted average exercise price ($/option)	Number of options	Weighted average exercise price ($/option)
Beginning Balance	19,847,431	1.08	15,861,131	0.92
Expired	–	–	(508,100)	2.88
Exercised	(44,000)	0.64	(1,224,200)	1.41
Cancelled	(700)	1.75	–	–
Ending Balance	19,802,731	1.08	14,128,831	0.81

Details of options exercised during the six months ended June 30 were as follows:

Period ended June 30, 2018	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2018	33,000	0.69	2.00
June 2018	11,000	0.50	0.75
	44,000	0.64	1.69

Period ended June 30, 2017	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
	1,224,200	1.41	3.23

Page	| 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s options as at the following reporting dates:

Options outstanding	June 30, 2018		December 31, 2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.71	450,000	3.21
0.49	6,046,000	2.76	6,058,000	3.26
0.50	3,080,831	1.82	3,107,831	2.30
0.72	200,000	1.21	200,000	1.71
0.89	1,125,000	0.79	1,125,000	1.29
1.75	5,790,900	3.59	5,796,600	4.09
1.77	3,110,000	0.66	3,110,000	1.16
	19,802,731	2.40	19,847,431	2.89

Options exercisable	June 30, 2018		December 31, 2017
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	2.71	450,000	3.21
0.49	3,989,340,	2.77	4,001,340	3.26
0.50	3,080,831	1.82	3,107,831	2.30
0.72	200,000	1.21	200,000	1.71
0.89	1,124,998	0.79	1,099,998	1.29
1.75	1,930,300	3.59	1,936,000	4.08
1.77	3,110,000	0.66	3,110,000	1.16
	13,885,469	2.02	13,905,169	2.51

The weighted average exercise price for exercisable options as at June 30, 2018 was $0.99 (December 31, 2017 – $0.99) per option.

(e)	Deferred Share Units ("DSUs")

For the three and six months ended June 30, 2018 and 2017, the Group issued no DSUs. The outstanding DSUs totaled 458,129 as at June 30, 2018 and 2017 respectively.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Restricted Share Units ("RSUs")

The following summarizes the Group’s RSUs outstanding for the six months ended June 30, 2018 and 2017:

	2018		2017
Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)	Number of RSUs	Weighted average fair value ($/RSU)
Beginning and Ending Balance	506,495	2.24	639,031	0.69

During the six months ended June 30, 2018, the Group recognized $59 as share-based compensation with a corresponding increase in equity (2017 – $218) for the RSUs classified as equity-settled. For RSUs classified as cash-settled, the Group recognized a decrease in the RSU liability of $133 with a corresponding decrease in share-based compensation (2017 – $nil).

(g)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	June 30	December 31
	2018	2017
Receivable from related parties
Hunter Dickinson Services Inc. (b)	$ 7	$ –
Total receivable from related parties	$ 7	$ –

Payable to related parties
Hunter Dickinson Services Inc. (b)	$ 400	$ 540
Key management personnel (a)	149	93
RSU liability	286	419
Total payables to related parties	$ 835	$ 1,052

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel (“KMP”)

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer ("CFO"), Company Secretary, Senior Vice President ("SVP"), Corporate Development, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the Chief Executive Officer ("PLP CEO"), Executive VP ("EVP"), Public Affairs, SVP, Corporate Affairs, VP, Permitting and Chair of Pebble Mines Corp ("PMC Chair"), was as follows:

Page	| 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months		Six months
Transaction	2018	2017	2018	2017
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI 1	$ 673	$ 799	$ 1,556	$ 1,660
Amounts paid and payable to KMP 2	832	567	1,909	1,166
Bonuses paid to KMP 3	50	702	301	1,140
	1,555	2,068	3,766	3,966
Share-based compensation 4	711	463	1,409	932
Total compensation	$ 2,266	$ 2,531	$ 5,175	$ 4,898

Notes:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).
2.	Represents short term employee benefits, including director’s fees paid to the Group’s independent directors and salaries paid and payable to the PLP CEO, PMC Chair, PLP EVP, SVP and VP.
3.	Incentive bonuses were paid to the SVP, Corporate Development, VP, Engineering, VP, Corporate Communications (all payable to HDSI) and the PLP VP Permitting. In 2017, performance bonuses were paid to the PLP CEO for the 2016 and 2015 fiscal years respectively.
4.	Includes cost of RSUs and share purchase options issued and /or vesting during the period.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions and outstanding balances with HDSI were as follows:

	Three months		Six months
Transactions	2018	2017	2018	2017
Services rendered by HDSI:	$ 1,279	$ 1,190	$ 2,948	$ 2,362
Technical	568	508	1,465	926
Engineering	246	133	622	212
Environmental	129	158	386	283
Socioeconomic	99	188	246	375
Other technical services	94	29	211	56
General and administrative	711	682	1,483	1,436
Management, corporate communications, secretarial, financial and administration	549	549	1,137	1,094
Shareholder communication	162	133	346	342

Reimbursement of third party expenses	245	215	472	370
Conferences and travel	171	98	270	185
Insurance	–	42	50	42
Office supplies and information technology	74	75	152	143

Total value of transactions	$ 1,524	$ 1,405	$ 3,420	$ 2,732

Page	| 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	TRADE AND OTHER PAYABLES
	June 30	December 31
Falling due within the year	2018	2017
Trade [1]	$ 17,157	$ 10,268
Total	$ 17,157	$ 10,268

Non-current liabilities
Trade [2]	$ 6,928	$ 6,650
Total	$ 6,928	$ 6,650

Note

1.	Includes annual installment of legal fees of US$5,274 ($6,928) due in December 2018 and another additional amount of US$635 ($834) payable in 2018.

2.	Includes final installment of legal fees of US$5,274 ($6,928) due end of 2019.

11.	BASIC AND DILUTED (INCOME) LOSS PER SHARE

The calculation of basic and diluted (income) loss per share for the three and six months ended June 30, 2018 was based on the following:

	Three months		Six months
	2018	2017	2018	2017
(Income) loss attributable to shareholders	$ (29,579)	$ 30,183	$ (18,487)	$ 35,594
(000s)
Basic weighted average number of shares outstanding	312,062	301,220	311,040	295,964
Effect of dilutive securities [1]	14,765	–	21,498	–
Diluted weighted average number of shares outstanding	326,827	301,220	332,538	301,220

Note:

1. Relates to in-the money outstanding options, warrants, and RSUs. For the three and six months ended June 30, 2017, there was no effect of dilutive securities on basic weighted average number of shares as they were anti-dilutive.

12.	EMPLOYMENT COSTS

During the three and six months ended June 30, 2018, the Group recorded $3,759 (2017 - $3,400) and $7,798 (2017 – $6,300) in salaries and benefits, including share-based payments and amounts paid to HDSI (note 9(b)) for services provided to the Group by HDSI personnel.

13.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of June 30, 2018:

	Less than 1 Year	Between 1 and 5 years	Later than 5 years	Total
Anchorage office lease [1]	US$ 183	US$ 673	US$ –	US$ 856
Anchorage accommodation lease	28	–	–	28
Pebble Project site leases [2]	278	–	–	278
Total	US$ 489	US$ 673	US$ –	US$ 1,162
Total in Canadian dollars [3]	$ 642	$ 884	$ –	$ 1,526

Notes:

1.	The lease expires November 30, 2022.
2.	The Group leases two hangars at site and a yard lease for core storage. The core yard lease and the one hanger lease expire June 30 and July, 2019, respectively and the other hanger lease expires May 1, 2019.
3.	Converted at the Wall Street Journal closing rate of $1.3137 per US$ on June 30, 2018.

Page	| 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Legal

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continue to litigate. The Company filed a motion to dismiss the Diaz complaint that was granted, but the Judge in that action gave the plaintiffs until June 18, 2018 to amend their claims, which they have now done. The Company still believes that those allegations, even as amended, are without merit, and it intends to continue defending itself vigorously in the Diaz action, including filing a motion to dismiss the amended complaint in the third quarter.

14.	FINANCIAL INSTRUMENTS

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash, investments and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents, restricted cash and investments with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates ("GICs"), in government treasury bills and low risk corporate bonds which are available on demand by the Group when required. Amounts receivable (note 6) include vendor advances and refundable deposits. The following is the Group’s maximum exposure:

	June 30	December 31
Exposure	2018	2017
Amounts receivable	$ 470	$ 487
Restricted cash	793	757
Investments	34,978	–
Cash and cash equivalents	14,798	67,158
Total exposure	$ 51,039	$ 68,402

Page	| 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents, restricted cash and investments, where applicable. At the reporting date, cash and cash equivalents were invested in business and savings accounts (note 7(a)) and investments were invested in GICs and short term low risk corporate bonds (note 5).

The Group’s financial liabilities are comprised of trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	June 30	December 31
US dollar denominated financial assets and liabilities	2018	2017
Financial assets:
Amounts receivable and prepaid expenses	$ 589	$ 552
Investments	34,978	–
Cash and cash equivalents and restricted cash	9,784	60,083
	45,351	60,635
Financial liabilities: Trade and other payables	(24,183)	(16,845)
Net financial assets exposed to foreign currency risk	$ 21,168	$ 43,790

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $2,117 (December 31, 2017 – $4,379) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Page	| 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents, GICs and bonds. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or invest in short term, low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates for the six months ended June 30, 2018, would have resulted in a decrease or increase in loss of $173 (2017 – $136).

(e)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

15.	EVENTS AFTER THE REPORTING DATE
(a)	Vesting and payout of RSUs

On July 28, 2018, 434,742 RSUs that were classified as cash-settled and for which a RSU liability has been recognized (note 9), vested. The Group issued 434,742 common shares in settlement thereof, of which 217,371 shares were sold to fund income withholding taxes.

Page	| 21